UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 22, 2026 (January 16, 2026)

Allegro Merger Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38581	82-2425125
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

777 Third Avenue, 37th Floor, New York, New York	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 319-7676

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Securities registered pursuant to Section 12(b) of the Act:

None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement.

As previously reported, on January 16, 2026, Allegro Merger Corp., a Delaware corporation (“Allegro”), entered into an Agreement and Plan of Merger (“Merger Agreement”) with SeeQC, Inc., a Delaware corporation (the “Company” or “SeeQC”), and SEEQC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of SeeQC (“Merger Sub”). Pursuant to the Merger Agreement, Allegro will merge with and into Merger Sub, with Allegro surviving the merger (the “Merger”). As a result of the Merger, Allegro will become a direct, wholly-owned subsidiary of SeeQC and the security holders of Allegro will become security holders of SeeQC. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Allegro’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2026.

On April 22, 2026, Allegro and SeeQC entered into agreements (the “Allegro Warrant Support Agreements”) with the holders of approximately 48.5% of the outstanding warrants of Allegro (the “Supporting Warrant Holders”). Pursuant to the Allegro Warrant Support Agreements, the Supporting Warrant Holders agreed to vote or cause to be voted all Allegro Warrants beneficially held by them (i) in favor of all proposals necessary to effectuate an amendment to the Allegro Warrants whereby such warrants will, on the Closing, automatically convert into the right to receive one-tenth of one share of SeeQC Common Stock (the “Warrant Amendment”); and (ii) against (x) any proposal or offer from any other person (other than SeeQC or its affiliates) with respect to an alternative amendment to the Allegro Warrants; and (y) any action, proposal, transaction, or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Warrant Amendment or the fulfillment of Allegro’s obligations under the Warrant Amendment. Pursuant to the agreement governing the Allegro Warrants, approval by 65% of the outstanding Allegro Warrants is required to effectuate the Warrant Amendment.

The foregoing summary of the Allegro Warrant Support Agreements is qualified in its entirety by reference to the text of such agreements, the form of which is attached as Exhibit 10.1 and is incorporated herein by reference.

Additional Information and Where To Find It

In connection with the Merger, SeeQC intends to file with the SEC a registration statement on Form S-4, which will include a prospectus with respect to the securities to be issued in connection with the Merger (the “prospectus”), as well as other relevant documents concerning the transactions. The registration statement is also expected to include an information statement with respect to the approval of the transactions by the Allegro stockholders. After the registration statement is declared effective by the SEC, the prospectus and information statement included in the registration statement will be mailed to Allegro shareholders. INVESTORS AND SHAREHOLDERS OF ALLEGRO ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROSPECTUS AND INFORMATION STATEMENT WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the prospectus and information statement, as well as other filings containing information about SeeQC and Allegro, without charge, once available, at the SEC’s website, http://www.sec.gov.

No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions. This report shall also not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements with respect to the expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding Allegro, SeeQC, the Transactions and statements regarding the anticipated benefits and timing of the completion of the Transactions, the upside potential and opportunity for investors, regulatory conditions, future financial condition and performance and expected financial impacts of the Transactions, the satisfaction of closing conditions to the Merger and the PIPE, and SeeQC’s and Allegro’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk that the Transactions may not be completed in a timely manner or at all;

●	the failure by the parties to satisfy the conditions to the consummation of the PIPE and the Merger, including shareholder approvals;

●	the failure to realize the anticipated benefits of the Transactions;

●	the outcome of any potential legal proceedings that may be instituted against SeeQC, Allegro, or others following announcement of the Transactions;

●	the failure of SeeQC to obtain or maintain the listing of its securities on any stock exchange on which the securities of SeeQC will be listed after closing of the Merger;

●	costs related to the Transactions and as a result of SeeQC becoming a public company;

●	technological developments and changes in business, market, financial, political and regulatory conditions;

●	the risk that after consummation of the Merger, SeeQC could experience difficulties managing its growth and expanding operations;

●	challenges in implementing SeeQC’s business plan due to operational challenges, significant competition, regulatory changes or other factors;

●	those risk factors discussed in documents of SeeQC and/or Allegro filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Allegro’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the prospectus that will be filed by SeeQC, and other documents filed or to be filed by SeeQC and Allegro from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of SeeQC or Allegro presently know or currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation, or intends, to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the parties or any of their representatives gives any assurance that SeeQC or Allegro will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
10.1	Form of Warrant Support Agreement.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 22, 2026	ALLEGRO MERGER CORP.

	By:	/s/ Eric S. Rosenfeld
Eric S. Rosenfeld
Chief Executive Officer

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